ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated April 15, 2015

Real Estate Investment Trusts
ETRACS
ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
Profile
Issuer UBS AG
Issuer Credit Rating1 A2 (Moody’s); A (S&P); A (Fitch)
Underlying Index Market Vectors Global Mortgage REITs Index
Leverage 2x
Current Yield (annualized)2 20.86%
Initial trade date 10/16/2012
Maturity date 10/16/2042
Annual Tracking Rate 0.40%, accrued on a daily basis
Primary exchange NYSE Arca
CUSIP 90269A302
ETN Ticker: MORL
Key Features
– Monthly compounded 2x leveraged exposure to the Market Vectors® Global Mortgage REITs Index less fees
– Significant income potential in the form of a variable monthly coupon linked to two times the cash distributions, if any, on the index constituents, less any withholding taxes
– Leverage reset monthly, not daily
About the ETN
The ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN (NYSE: MORL) (“MORL”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the Market Vectors® Global Mortgage REITs Index (the “Index”), reduced by the Accrued Fees. MORL is listed on the NYSE Arca exchange, is denominated in USD, and pays a USD-denominated variable monthly coupon linked to two times the cash distributions, if any, on the Index constituents, less any withholding taxes.
Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.
ETRACS: Innovative strategies, convenient access
Why Invest in Mortgage REITs?
Mortgage real estate investment trusts (“mortgage REITs”) raise capital in the secondary market, primarily through the use of short-term loans, and use that capital to issue mortgages and/or acquire longer-termed, higher yielding mortgage-related assets, primarily mortgage-backed securities. The mortgage REIT business model relies heavily on the “spread” or difference between the mortgage REIT’s short-term borrowing costs and the investment yield earned by it on its longer-termed investments. In general, wider spreads result in greater operating margins for mortgage REITs. Narrower spreads will generally compress margins and negatively affect mortgage REITs. Because mortgage REITs, like all REITs, must distribute at least 90% of their ordinary taxable income to investors, mortgage REITs have typically produced attractive historical yields.
+1-877-387 2275 etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN

About the Underlying Index

The Market Vectors® Global Mortgage REITs Index (the "Index") is a float-adjusted, market capitalization-weighted index designed to measure the performance of publicly traded mortgage REITs. The Index provides 90% coverage of the investable mortgage REIT universe based on strict size and liquidity requirements. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN). **The Index was created on August 4, 2011 and has no performance history prior to that date.**

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Market Vectors Global Mortgage REITs Price Index	-1.28%	-0.22%	2.11%	-1.21%	-2.09%	-2.16%
Market Vectors Global Mortgage REITs Total Return Index	0.24%	1.56%	6.00%	6.28%	23.49%	56.46%
S&P 500 TR Index	-1.58%	0.95%	5.93%	12.73%	56.55%	96.50%
FTSE NAREIT Mortgage REITs Total Return Index	0.98%	2.35%	7.07%	8.54%	30.01%	65.66%
FTSE NAREIT Composite Total Return Index	1.00%	3.86%	16.60%	21.50%	46.71%	102.47%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of March 31, 2015 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. MORL is subject to investor fees. As a result, the total return on MORL will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison



220
206
192
178
164
150
136
122
108
94
80
Feb-11
Feb-12
Mar-13
Jan-14
Feb-15
Market Vectors Global Mortgage REITs Price Index
S&P 500 TR Index
FTSE NAREIT Mortgage REITs Total Return Index
FTSE NAREIT Composite Total Return Index
Market Vectors Global Mortgage REITs Total Return Index

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of March 31, 2015. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. MORL is subject to investor fees. As a result, the return on MORL will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

ETRACS: Innovative strategies, convenient access   +1-877-387 2275   etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
Index Constituents
Top 10 Index Constitutents
Ticker
Name % Weight
symbol
Annaly Capital Management Inc NLY 17.42
American Capital Agency Corp AGNC 13.15
Starwood Property Trust Inc STWD 7.64
Two Harbors Investment Corp TWO 6.88
Chimera Investment Corp CIM 5.06
Colony Financial Inc CLNY 4.60
New Residential Investment Corp NRZ 4.46
MFA Financial Inc MFA 4.46
Blackstone Mortgage Trust Inc BXMT 3.78
Invesco Mortgage Capital Inc IVR 3.72
Source: Market Vectors, as of March 31, 2015.
Benefits of Investing
– Monthly compounded 2x leveraged exposure to the Market Vectors® Global Mortgage REITs Index, less fees, making it the only exchange-traded product with leveraged exposure to a mortgage REIT index offered on U.S. exchanges.
– Significant income potential in the form of a variable monthly coupon linked to two times the cash distributions, if any, on the index constituents, less any withholding taxes. If the Index constituents do not make distributions, investors will not receive any coupons.
– Leverage that is reset monthly, not daily.
ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
Selected Risk Considerations
An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” sections of the applicable product supplement and pricing supplement for the ETNs (collectively, the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.
– You may lose some or all of your investment—The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.
– Correlation and compounding Risk—A number of factors may affect the ETNs’ ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETNs will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant negative monthly performances of your ETNs may not be offset by subsequent positive monthly performances of equal magnitude.
– Leverage risk—The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.
– Market risk—The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index Constituent Securities or the markets generally.
Credit of Issuer—The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.
Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
There are uncertainties regarding the Index because of its limited performance history - The Index was first calculated on August 4, 2011, and therefore has no performance history prior to that date. Because the Index has no history prior to August 4, 2011, little or no historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it difficult for you to make an informed decision with respect to an investment in the ETN.
You are not guaranteed a coupon payment—You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount for your ETNs is zero.
The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes, consequently reducing the Coupon Amount.
Risk of Investing in Mortgage REITs—Mortgage real estate investment trusts (“REITs”) are exposed to the risks specific to the real estate market as well as the risks that relate specifically to the way in which mortgage REITs are organized and operated, which include, among others, credit risk, interest rate risk, leverage risk, prepayment risk and U.S. federal tax requirements.
A trading market for the ETNs may not develop—Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.
The ETNs may not provide a hedge against price and/or value decreases or increases—The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.
ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
– Minimum redemption amount—You must elect to redeem at least 50,000 of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
– Your redemption election is irrevocable—You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.
– Potential automatic acceleration—In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.
– Uncertain tax treatment—Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
– UBS’s Call Right—UBS may redeem all outstanding ETNs at any time on or after the date specified in the pricing supplement, as described in the ETRACS Prospectus.
ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
Footnotes
1 The issuer credit rating as of March 31, 2015 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.
2 “Current Yield (annualized)” equals the sum of the three most recent monthly coupons paid prior to March 31, 2015, multiplied by four (to annualize such coupons), divided by the closing price of the ETN on March 31, 2015, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.
Disclosures
This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).
ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.
UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.
MORL is not sponsored, endorsed, sold or promoted by Market Vectors Index Solutions GmbH (“Market Vectors”) (a wholly owned subsidiary of Van Eck Associates Corporation (“Van Eck”)) and Market Vectors makes no representation or warranty, express or implied, to the owners of MORL or any member of the public regarding the advisability of investing in securities, generally, or in MORL, particularly, or the ability of the Index to track the performance of the mortgage REIT market.
The Index is the exclusive property of Market Vectors, which has contracted with Structured Solutions AG (the “Index Calculation Agent”) to maintain and calculate the Index. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards Market Vectors, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including, but not limited to, investors and/or financial intermediaries of MORL.
MORL is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index level at any time or in any other respect. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the financial instrument constitutes a recommendation by the Index Calculation Agent to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in MORL. The Index Calculation Agent is not responsible for fulfilling the legal requirements concerning the accuracy and completeness of the financial instrument’s prospectus. MORL is not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this pricing supplement, or the advisability of investing in securities or financial instruments, or in MORL.
VAN ECK AND ITS AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS, AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF MORL OR ANY OTHER PERSON OR ENTITY FROM THE USE OF MORL. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL VAN ECK OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE
POSSIBILITY THEREOF.

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN
For questions or additional information about ETRACS
Contact us ETRACS Investor Service Center: +1-877-387-2275 Email: etracs@ubs.com
Hours available: Monday to Friday 8:00 a.m.—5:00 p.m. EST Website: www.etracs.com